[Letterhead of Kirkpatrick & Lockhart Nicholson Graham LLP]

March 8, 2005

                                                            Thomas J. Poletti
                                                            310.552.5045
                                                            Fax: 310.552.5001
                                                            tpoletti@king.com


Via Edgar and Fax

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington D.C. 20549
Attn:  Pradip Bhaumik

Re:      Salmon Express Inc.
         Preliminary Information Statement on Schedule 14C
         File Number:  333-111996
         Filed February 1, 2005

Dear Mr. Bhaumik:

The staff of the Securities and Exchange Commission (the "Staff") issued a comment letter, dated March 1, 2005, in respect of the preliminary information statement on Schedule 14C filed by Salmon Express Inc. ("Salmon" or the "Company"). Further to our conversation on March 4, 2005, the following sets forth our response to comment number 1 only.

General

1. First, comment 1 raises the issue that Salmon is in violation of Rule 135c because the preliminary 14C named Rodman & Renshaw LLC as the placement agent for an offering to be conducted by MicroMed Technology, Inc. ("MicroMed") and there was not a statement cautioning readers that the securities will not be registered under federal securities law and may be resold only if registered or exempt from registration. We respectfully submit that Rule 135c is inapplicable since neither Salmon or MicroMed are obligated to file reports under the Securities Exchange Act of 1934 (the "'34 Act") (in fact, this is referenced in comment 2 from the Staff as it relates to Salmon). Subsection (a) of the Rule indicates that 135c is only applicable to US '34 Act filers or foreign issuers exempt from registering under the '34 Act. The principals of Salmon did not file a Form 8-A, which would have made the registrant subject to this rule. MicroMed's management anticipates filing a Form 8-A on behalf of Salmon only upon consummation of the merger transaction referenced in the preliminary 14C. Additionally, there is currently a reference in the preliminary 14C that the securities will be registered under the Securities Act of 1933 (the "'33 Act") subsequent to the completion of the private placement.

Secondly, we understand that the Staff wants clarification regarding the ability to claim Rule 506 as a securities exemption since MicroMed's proposed private placement is referenced in the preliminary 14C. We respectfully submit as follows:
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Securities and Exchange Commission
Division of Corporation Finance
March 8, 2005
Page 2


         A. The issuer of the securities is MicroMed and not Salmon. Salmon is merely disclosing information to its stockholders further to federal disclosure requirements--MicroMed is a private company and is not the registrant. While we recognize that the preliminary information statement is now "publicly available," we respectfully submit that the sole reason the information is publicly available is due to the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") filing system established by the Securities and Exchange Commission. This is akin to Salmon being required by another agency or other regulatory, court or tribunal authority to provide information about the merger or private placement where the agency, not the issuer, makes the information publicly available. Or if Salmon responded to a Securities and Exchange Commission inquiry in writing, that also must be made on an EDGAR filing--the response itself should not destroy a private placement exemption because it is publicly available.

         B. The sole purpose of filing the preliminary 14C is to solicit comments from the Staff regarding the proposed merger transaction; therefore, the Staff is the sole initial target audience of the preliminary 14C and not the public at large. There is a policy argument that the filing of a required proxy document or '34 Act document containing full and fair disclosure regarding material terms of a transaction should not have the effect of destroying the 506 exemption. If this is the case, the Staff would essentially be encouraging incomplete information in the materials distributed to stockholders of Salmon in a definitive 14C. We respectfully submit that the private offering is a material term of the merger transaction with MicroMed and it should be referenced in the definitive 14C, as completion of the offering (i) is a condition to the closing,
(ii) completion will impact the number of shares issued to MicroMed stockholders at closing, thereby impacting post-closing ownership percentages by current Salmon stockholders and (iii) it will impact MicroMed's financial valuation, which management of Salmon and MicroMed used to determine the share exchange ratio currently contemplated in the preliminary 14C.

         C. The Staff has indicated in an interpretive release regarding Regulation D (including Rule 506) that questions involving general solicitations are issues of fact and circumstance, which requires an issuer to respond to two questions: (i) Is the communication a general solicitation or advertisement? Here, we respectfully submit that the communication set forth in the preliminary 14C does not constitute a general solicitation or advertisement because the initial target audience is the Staff and not the public at large. As mentioned above, the Securities and Exchange Commission, not Salmon or MicroMed, makes the information publicly available via the EDGAR system. Please note that Salmon stockholders will receive the definitive 14C via paper delivery per the proxy rules. The mere electronic filing of the 14C in order to submit materials to the Staff does not relieve Salmon of its obligation to deliver a hard copy of the definitive 14C. The paper delivery would also fail to constitute a general solicitation or advertisement as there is clearly the existence of a pre-existing relationship between Salmon and its stockholders, which supports the argument that this is not a general solicitation to a wide audience. Additionally, as referenced above, the sole purpose of the disclosure was full and fair information regarding the terms of a merger transaction by which the stockholders are statutorily required notification. Finally, we point out to the Staff that none of the current stockholders of Salmon will be participating, or invited to participate, in the private placement by MicroMed. (ii) Whether the general solicitation is being used by the issuer or by someone on the issuer's

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Securities and Exchange Commission
Division of Corporation Finance
March 8, 2005
Page 3


behalf to offer or sell the securities? Here, we respectfully submit that this is clearly not the case. There is no intent by Salmon or MicroMed to condition the market for sale of the securities. First, neither MicroMed nor the placement agent will disseminate or distribute the 14C in an effort to raise interest in the offering. Second, no stockholder of Salmon provided with the 14C will participate in the private placement. Lastly, in an effort to comply with the requirements of Regulation D, the private offering was not referenced by either Salmon or MicroMed in a press release issued to announce the signing of the Agreement and Plan of Merger, which is a document intended to reach a wide audience, a copy of which is available on the Current Report on Form 8-K filed by Salmon on February 1, 2005. Again, the sole purpose of the preliminary 14C is to provide full and fair disclosure to the stockholders of Salmon that did not vote on the transaction and to satisfy its regulatory obligations under the proxy rules. In addition to the factual references made above, there is also a policy argument that Salmon's regulatory obligations should not operate as a mechanism to taint an offering by MicroMed.

Therefore, we respectfully submit the mere filing of the preliminary 14C does not operate as a bar to the securities exemption contained under Rule 506 of Regulation D. We will, however, be willing to cooperate with the Staff with respect to any suggested revisions to the preliminary 14C that would ensure fair and complete disclosure of the terms of the merger transaction to the Salmon stockholders, including removing the name of the placement agent from the 14C.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Kristy Palmquist at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,


/s/ Thomas J. Poletti
---------------------
Thomas J. Poletti